UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 6, 2025, the New York Stock Exchange (“NYSE”) notified Global Blue Group Holding AG (“Global Blue”), and on June 9, 2025 issued a press release, that (i) it intends to commence delisting proceedings with respect to Global Blue’s warrants that are listed to trade on the NYSE under the ticker symbol “GB.WT” (the “warrants”) due to “abnormally low” trading price levels of the warrants pursuant to Section 802.01D of the NYSE Listed Company Manual and (ii) trading in the warrants on the NYSE will be suspended immediately. Global Blue does not intend to appeal this determination.

The NYSE’s delisting action with respect to the warrants will not impact the listing of Global Blue’s ordinary shares, which will continue to trade on the NYSE under the ticker symbol “GB”.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-267850, No. 333-274233, No. 333-280087, and No. 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: June 9, 2025	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer